UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Partial Release of Collateral for Series J Debentures

On October 9, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) that the Company has received the approval of the trustee for the holders of the Company’s Series J Debentures to release the lien from a portion of the real property assets (certain real property located in Rishon Lezion, Israel) securing the Company’s obligations under those debentures. The release has been made possible by the reduction in outstanding amounts due under the Series J Debentures, due to the Company’s recent repurchase of an aggregate of NIS 488 million principal amount (par value) of Series J Debentures, along with the Company’s ongoing partial redemption of outstanding Series J Debentures in accordance with the terms of those debentures. All outstanding amounts due under the Series J Debentures remain secured in their entirety by liens on part of the Company’s real property in Rishon Lezion, Israel.

Changes in Outstanding Number of Securities

On September 13, 2018 and October 2, 2018, the Company reported to the ISA and the TASE certain changes in the outstanding number of securities of the Company. The aggregate changes to various outstanding classes and series during the month of September 2018 (beginning on September 5, 2018), and through October 8, 2018, are summarized as follows:

●	Restricted Share Units (“RSUs”): Aggregate increase in outstanding number of RSUs by 11,340, from 90,668 to 102,008, due to the Company’s grant of RSUs to its employees.

●	Options (non-registered): Aggregate increase in outstanding options, from options to purchase 615,960 common shares to options to purchase 679,680 common shares, due to the Company’s grant of 68,712 options to its employees, offset in part by expiration of options to purchase 4,992 common shares.

●	Series J Debentures: Aggregate reduction in outstanding principal amount (par value) by NIS 97.2 million, to NIS 186.3 million, due to repurchases of Series J Debentures pursuant to the Company’s previously reported debenture repurchase program, as well as partial redemption of outstanding Series J Debentures in accordance with the terms of those debentures.

●	Series K Debentures: Aggregate reduction in outstanding principal amount (par value) by NIS 265.3 million, to NIS 2.388 billion, due to partial redemption of outstanding Series K Debentures in accordance with the terms of those debentures.

●	Series M Debentures: Aggregate increase in outstanding principal amount (par value) by NIS 400 million, to NIS 1.26 billion, due to the previously reported offering of additional Series M Debentures in Israel in September 2018.

As previously reported, the Company’s recently-expanded debenture repurchase plan, together with the raising of additional funds through the offering of additional Series M Debentures, are part of the Company’s strategy of recycling its capital and obtaining more favorable financing terms for the purchase of real properties.

Changes in Holdings of Directors, Officers and Related Parties

From October 2, 2018 through October 8, 2018, Gazit reported to the ISA and TASE the following changes to the holdings of securities of the Company by the following officers, directors and related parties of the Company:

●	Norstar Holdings Inc. (the Company’s controlling shareholder): Decrease by NIS 2.71 million, to NIS 24.39 million, in the aggregate principal amount (par value) of Series K Debentures held, due to the partial redemption of Series K Debentures by the Company in accordance with the terms of those debentures.

●	Yair Orgler (director): Decrease by NIS 25,000, to NIS 225,000, in the aggregate principal amount (par value) of Series K Debentures held, due to the partial redemption of Series K Debentures by the Company in accordance with the terms of those debentures.

●	Haim Ben Dor (director):

(a)	Increase by 33,067, to 120,000, in the number of common shares held, as a result of market purchases.
(b)	Decrease, by the remaining NIS 2.67 million, in the aggregate principal amount (par value) of Series K Debentures held, due to the Company’s partial redemption of those debentures, in accordance with the terms of those debentures, along with market sales of his remaining holdings of those debentures.

●	Ronnie Bar On (director): Decrease by NIS 400, to NIS 36,400, in the aggregate principal amount (par value) of Series J Debentures held, due to the Company’s partial redemption of those debentures, in accordance with the terms of those debentures.

●	Menora Mivtachim Holdings Ltd. (significant shareholder of the Company) Menora Mivtachim Holdings Ltd. (Nostro):

(a)	Sale of all remaining outstanding Series D Debentures (NIS 30.971 million principal amount (par value)) held.
(b)	Sale of all remaining outstanding Series J Debentures (NIS 1.55 million principal amount (par value)).
(c)	Increase by NIS 23.1 million, to NIS 38.1 million, in the aggregate principal amount (par value) of Series K Debentures held.
(d)	Increase by NIS 11.3 million, to NIS 16.3 million, in the aggregate principal amount (par value) of Series M Debentures held.

●	Menora Mivtachim Holdings Ltd. (Pension Funds):

(a)	Increase by 3,243,865, to 14,150,004, in the number of common shares held, constituting 7.38% of the Company’s outstanding common shares.
(b)	Sale of remaining NIS 46,711 principal amount (par value) of Series C Debentures.
(c)	Sale of remaining NIS 285,517 principal amount (par value) of Series I Debentures held.
(d)	Sale of NIS 40.4 million, to NIS 31.2 million, in the aggregate principal amount (par value) of Series J Debentures held.
(e)	Sale of NIS 11.1 million, to NIS 122.7 million, in the aggregate principal amount (par value) of Series K Debentures.
(f)	Increase by NIS 8.6 million, to NIS 58.6 million, in the aggregate principal amount (par value) of Series M Debentures held.

●

Altshuler-Shaham Ltd. (significant shareholder of the Company)

Altshuler-Shaham Ltd. (Provident and Pension Funds): Purchase of initial 9.2 million common shares, constituting 4.8% of the Company’s outstanding common shares.

●	Altshuler-Shaham Ltd. (Mutual Fund Management):

(a)	Purchase of initial 9.2 million common shares, constituting 0.76% of the Company’s outstanding common shares, via market purchases.
(b)	Purchase of initial NIS 1.89 million principal amount (par value) of Series D Debentures via market purchases.
(c)	Purchase of initial NIS 1.45 million principal amount (par value) of Series J Debentures via market purchases.
(d)	Purchase of initial NIS 89.1 million principal amount (par value) of Series K Debentures via market purchases.
(e)	Purchase of initial NIS 68.7 million principal amount (par value) of Series M Debentures in the Company’s recent public offering of additional Series M Debentures.
(f)	Purchase of initial NIS 9.7 million principal amount (par value) of Commercial Papers via a non-public offering.

●	Altshuler-Shaham Yanshuf Gidur Ltd. (General Partner) (an affiliate of Altshuler-Shaham Ltd.):

(a)	Purchase of initial 29,000 common shares, constituting 0.02% of the Company’s outstanding common shares, via market purchases.
(b)	Purchase of initial NIS 5 million principal amount (par value) of Series M Debentures in the Company’s recent public offering of additional Series M Debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 11, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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